UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of The Securities Exchange Act of 1934

(Amendment No. )

Filed by the Registrant ☐

Filed by a Party other than the Registrant ☒

Check the appropriate box:

☐	Preliminary Proxy Statement

☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☐	Definitive Proxy Statement

☒	Definitive Additional Materials

☐	Soliciting Material Under Rule 14a-12

TAUBMAN CENTERS, INC.
(Name of Registrant as Specified in Its Charter)

LAND & BUILDINGS CAPITAL GROWTH FUND, LP L & B REAL ESTATE OPPORTUNITY FUND, LP LAND & BUILDINGS GP LP LAND & BUILDINGS INVESTMENT MANAGEMENT, LLC CHARLES ELSON JONATHAN LITT
(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒	No fee required.

☐	Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1)	Title of each class of securities to which transaction applies:

(2)	Aggregate number of securities to which transaction applies:

(3)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4)	Proposed maximum aggregate value of transaction:

(5)	Total fee paid:

☐	Fee paid previously with preliminary materials:

☐          Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

(1)	Amount previously paid:

(2)	Form, Schedule or Registration Statement No.:

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(4)	Date Filed:

2017 ANNUAL MEETING OF SHAREHOLDERS

OF
taubman centers, inc.

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SUPPLEMENT DATED APRIL 26, 2017 TO THE PROXY STATEMENT

OF

LAND & BUILDINGS CAPITAL GROWTH FUND, LP

DATED APRIL 18, 2017

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PLEASE SIGN, DATE AND MAIL THE GOLD PROXY CARD TODAY

Dear Fellow Stockholder:

Land & Buildings Capital Growth Fund, LP, together with the other participants in this solicitation (collectively, “Land & Buildings”), is making this proxy statement supplement and accompanying GOLD proxy card available to holders of common stock, par value $0.01 per share (“Common Stock”), of Taubman Centers, Inc., a Michigan corporation (the “Company”), in connection with the solicitation of proxies in connection with the Company’s 2017 annual meeting of shareholders scheduled to be held on Thursday, June 1, 2017, at 8:30 a.m., Eastern Time, at The Townsend Hotel, 100 Townsend Street, Birmingham, Michigan 48009 (including any and all adjournments, postponements, continuations or reschedulings thereof, or any other meeting of shareholders held in lieu thereof, the “Annual Meeting”).

We are primarily seeking your support at the Annual Meeting to elect Land & Buildings’ two director nominees, Charles Elson and Jonathan Litt (collectively, the “Nominees”), to the Company’s Board of Directors (the “Board”). We are seeking to change a minority of the Board. We are soliciting proxies to elect not only our two Nominees, but also the candidate who has been nominated by the Company other than Robert S. Taubman and Myron E. Ullman, III. This gives shareholders the ability to vote for the total number of directors up for election at the Annual Meeting. The names, backgrounds and qualifications of the Company’s nominees, and other information about them, can be found in the Company’s proxy statement. There is no assurance that any of the Company’s nominees will serve as directors if our nominees are elected.

Land & Buildings filed its definitive proxy statement for the Annual Meeting with the Securities and Exchange Commission (the “SEC”) on April 18, 2017. The Company filed its definitive proxy statement for the Annual Meeting with the SEC on April 20, 2017. This supplement discloses certain information about the Annual Meeting included in the Company’s definitive proxy statement that had not been publicly available at the time we filed our definitive proxy statement, including the date, time and place of the Annual Meeting.

IMPORTANTLY, IF YOU HAVE SUBMITTED A GOLD PROXY CARD AND YOU DO NOT WISH TO CHANGE YOUR VOTE, THEN YOU DO NOT HAVE TO TAKE ANY FURTHER ACTION. YOU SHOULD DISREGARD AND DISCARD ANY WHITE PROXY CARD YOU RECEIVE FROM THE COMPANY.

According to the Company’s definitive proxy statement, shareholder proposals intended to be included in the Company’s proxy statement and form of proxy for the 2018 annual meeting of shareholders (“2018 Annual Meeting”) pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended, must be received by the Company’s Assistant Secretary, Chris Heaphy, at 200 East Long Lake Road, Suite 300, Bloomfield Hills, Michigan 48304-2324 by the close of business on December 21, 2017, and must otherwise be in compliance with the requirements of the SEC’s proxy rules.

According to the Company’s definitive proxy statement, any director nomination or shareholder proposal of other business intended to be presented for consideration at the 2018 Annual Meeting, but not intended to be considered for inclusion in the Company’s proxy statement and form of proxy related to such meeting (i.e. not pursuant to Rule 14a-8 of the Exchange Act), must be received by the Company at the address stated above between February 1, 2018 and the close of business on March 3, 2018 to be considered timely. However, if the 2018 Annual Meeting occurs more than 30 days before or 60 days after June 1, 2018, the Company must receive nominations or proposals (A) not later than the close of business on the later of the 90th day prior to the date of the 2018 Annual Meeting or the 10th day following the day on which public announcement is made of the date of the 2018 Annual Meeting, and (B) not earlier than the 120th day prior to the 2018 Annual Meeting.

The information set forth above regarding the procedures for submitting shareholder proposals for consideration at the Company’s 2018 Annual Meeting is based on information contained in the Company’s proxy statement and the Company’s Restated By-Laws. The incorporation of this information in this supplement should not be construed as an admission by any of the participants in this solicitation that such procedures are legal, valid or binding.

For details regarding the qualifications of our Nominees as well as our reasons for making this solicitation, please see our definitive proxy statement filed with the SEC on April 18, 2017. If you need another copy of our definitive proxy statement or this supplement, please contact D.F. King & Co., Inc., which is assisting Land & Buildings with its effort to solicit proxies, at the address and toll-free number set forth on the back cover of this supplement.

This supplement is dated April 26, 2017, and is first being furnished to shareholders of the Company on or about April 26, 2017. This supplement should be read in conjunction with Land & Buildings’ definitive proxy statement filed with the SEC on, and first furnished to shareholders of the Company on or about, April 18, 2017.

All GOLD proxy cards that have been submitted in connection with our mailing to shareholders of a proxy statement and proxy card on April 18, 2017 remain valid and will be voted at the Annual Meeting as marked.

THEREFORE, IF YOU HAVE SUBMITTED A GOLD PROXY CARD SINCE APRIL 18, 2017, AND YOU DO NOT WISH TO CHANGE YOUR VOTE, THEN YOU DO NOT HAVE TO TAKE ANY FURTHER ACTION. You should DISREGARD AND DISCARD any WHITE proxy card you receive from the Company.

THIS SOLICITATION IS BEING MADE BY LAND & BUILDINGS AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OR MANAGEMENT OF THE COMPANY.

PLEASE SIGN, DATE AND RETURN THE GOLD PROXY CARD IN FAVOR OF THE ELECTION OF THE NOMINEES. YOU SHOULD DISREGARD AND DISCARD, AND NOT VOTE, ANY WHITE PROXY CARD YOU RECEIVE FROM THE COMPANY.

THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS. IF YOU HAVE ALREADY SENT A WHITE PROXY CARD FURNISHED BY COMPANY MANAGEMENT OR THE BOARD, YOU MAY REVOKE THAT PROXY AND VOTE ON EACH OF THE PROPOSALS DESCRIBED IN OUR DEFINITIVE PROXY STATEMENT BY SIGNING, DATING AND RETURNING A GOLD PROXY CARD. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The proxy materials are available at

www.savetaubman.com

IMPORTANT

Your vote is important, no matter how few shares of Common Stock and Series B Non-Participating Convertible Preferred Stock of the Company you own (collectively, the “Voting Stock”). Land & Buildings urges you to sign, date, and return the enclosed GOLD proxy card today to vote FOR the election of the Nominees and in accordance with Land & Buildings’ recommendations on the other proposals on the agenda for the Annual Meeting.

•	If your shares of Voting Stock are registered in your own name, please sign and date the enclosed GOLD proxy card and return it to Land & Buildings, c/o First Coast Results, Inc., in the enclosed postage-paid envelope today.
•	If your shares of Voting Stock are held in a brokerage account or bank, you are considered the beneficial owner of the shares of Voting Stock, and these proxy materials, together with a GOLD voting form, are being forwarded to you by your broker or bank. As a beneficial owner, you must instruct your broker, trustee or other representative how to vote. Your broker cannot vote your shares of Voting Stock on your behalf without your instructions.
•	Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed voting form.

Since only your latest dated proxy card will count, we urge you not to return any proxy card you receive from the Company. Even if you return the management proxy card marked “withhold” as a protest against the incumbent directors, it will revoke any proxy card you may have previously sent to us. Remember, you can vote for our two Nominees only on our GOLD proxy card. So please make certain that the latest dated proxy card you return is the GOLD proxy card.

If you have any questions, require assistance in voting your GOLD proxy card,

or need additional copies of Land & Buildings’ proxy materials,

please contact D.F. King & Co., Inc. at the phone numbers listed below.

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Banks and Brokers Call Collect: (212) 269-5500

All Others Call Toll-Free: (800) 207-3159

Email: tco@dfking.com

taubman centers, inc.

2017 ANNUAL MEETING OF ShareholderS

THIS PROXY IS SOLICITED ON BEHALF OF land & buildings capital growth fund, lp, and the other participants in its solicitation

THE BOARD OF DIRECTORS OF taubman centers, inc.
IS NOT SOLICITING THIS PROXY

P     R      O      X      Y

The undersigned appoints Jonathan Litt, Craig Melcher, Steve Wolosky and Edward McCarthy, and each of them, attorneys and agents with full power of substitution to vote all shares of Common Stock of Taubman Centers, Inc. (the “Company”) and all shares of Series B Non-Participating Convertible Preferred Stock of the Company (collectively, the “Voting Stock”) which the undersigned would be entitled to vote if personally present at the Company’s 2017 annual meeting of shareholders to be held on Thursday, June 1, 2017, at 8:30 a.m., Eastern Time, at The Townsend Hotel, 100 Townsend Street, Birmingham, Michigan 48009 (including any adjournments or postponements thereof and any meeting called in lieu thereof, the “Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of Voting Stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to Land & Buildings Capital Growth Fund, LP (“Land & Buildings”), a reasonable time before this solicitation.

IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED “FOR” PROPOSAL 1, “FOR” PROPOSAL 2, “AGAINST” PROPOSAL 3, AND “1 YEAR” WITH RESPECT TO PROPOSAL 4.

This Proxy will be valid until the completion of the Annual Meeting. This Proxy will only be valid in connection with Land & Buildings’ solicitation of proxies for the Annual Meeting.

IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

[X] Please mark vote as in this example

LAND & BUILDINGS STRONGLY RECOMMENDS THAT SHAREHOLDERS VOTE IN FAVOR OF THE NOMINEES LISTED BELOW IN PROPOSAL 1.  LAND & BUILDINGS MAKES NO RECOMMENDATION WITH RESPECT TO PROPOSALS 2 AND 3, AND RECOMMENDS THAT SHAREHOLDERS VOTE 1 YEAR WITH RESPECT TO PROPOSAL 4.

1.	Land & Buildings’ proposal to elect Charles Elson and Jonathan Litt as directors of the Company to serve until the 2020 annual meeting of shareholders.

		FOR ALL NOMINEES	WITHHOLD AUTHORITY TO VOTE FOR ALL NOMINEES	FOR ALL NOMINEE(S) EXCEPT WRITTEN BELOW
Nominees:	Charles Elson Jonathan Litt	☐	☐	☐ ________________ ________________

Land & Buildings does not expect that any of the Nominees will be unable to stand for election, but, in the event that any Nominee is unable to serve or for good cause will not serve, the shares of Voting Stock represented by this proxy card will be voted for substitute nominee(s), to the extent this is not prohibited under the Bylaws and applicable law. In addition, Land & Buildings has reserved the right to nominate substitute person(s) if the Company makes or announces any changes to its Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any Nominee, to the extent this is not prohibited under the Bylaws and applicable law. In any such case, shares of Voting Stock represented by this proxy card will be voted for such substitute nominee(s).

Land & Buildings intends to use this proxy to vote (i) “FOR” Messrs. Elson and Litt and (ii) “FOR” the candidate who has been nominated by the Company other than Robert S. Taubman and Myron E. Ullman, III, for whom Land & Buildings is not seeking authority to vote for and will not exercise any such authority. The names, backgrounds and qualifications of the candidates who have been nominated by the Company, and other information about them, can be found in the Company’s proxy statement. There is no assurance that any of the candidates who have been nominated by the Company will serve as directors if our Nominees are elected.

Note: If you do not wish for your shares of Voting Stock to be voted “FOR” a particular nominee, mark the “FOR ALL NOMINEE(S) EXCEPT” box and write the name(s) of the nominee(s) you do not support on the line below. Your shares of Voting Stock will be voted for the remaining nominee(s).

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2.	Company’s proposal to ratify the appointment of KPMG LLP as the independent registered public accounting firm for the Company for the fiscal year ending December 31, 2017.
☐ FOR	☐ AGAINST	☐ ABSTAIN

3.	Company’s proposal to approve, on an advisory basis, the compensation of the Company’s named executive officers.
☐ FOR	☐ AGAINST	☐ ABSTAIN
4.	Company’s proposal to approve, on an advisory basis, the frequency with which an advisory vote on executive compensation should be presented to the Company’s shareholders.
☐ 1 YEAR	☐ 2 YEARS	☐ 3 YEARS	☐ ABSTAIN

DATED: ____________________________

____________________________________
(Signature)

____________________________________
(Signature, if held jointly)

____________________________________
(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN. EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING. PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.